03 MAY 22 7:21

May 14, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.


03050665

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel to combine environmental businesses into new company "

Thank you for your assistance in handling it as required.

Sincerely yours,

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

dw 5/27

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Shinko Pantec Co., Ltd.
Osaka Securities Exchange No. 6299

Kobe Steel to combine environmental businesses into new company

TOKYO (May 14, 2003) – Kobe Steel, Ltd. and subsidiary Shinko Pantec Co., Ltd today agreed to combine Kobe Steel's environmental business into Shinko Pantec on October 1, 2003. This move will consolidate the management resources of the environmental businesses of the two companies into one unit and further strengthen the Kobe Steel Group's comprehensive environmental solutions business.

The two companies announced on March 18 they would combine their environmental businesses in January 2004. However, after further consideration they decided to move up the plans due to the advantages of a combined business and confidence that the business will expand and further grow.

The corporate split and merger procedure will be used to combine the businesses, with Shinko Pantec becoming the continuing enterprise. Shinko Pantec will be renamed Kobelco Eco-Solutions Co., Ltd. The new entity will become the main company in the Kobe Steel Group for the environmental business.

The two companies have operated their businesses separately and each have specialized menus. Kobe Steel's business is centered on wastewater treatment, including sludge incineration and municipal solid waste incineration. Shinko Pantec has strong experience in water and sewage treatment, industrial wastewater treatment, and ultrapure water generation equipment. From both the public and private sectors, it has received high evaluations in the water treatment field.

To date, the environmental business has consisted of supplying equipment to users. However, private finance initiatives, private-sector operation of public facilities, and other changes to meet new needs are increasing. In response to a rapidly changing market and technologies, the two parties decided to combine their technical capabilities, marketing and business know-how to develop the environmental solutions business.

Through this consolidation, in the water treatment field Kobelco Eco-Solutions would be able to strengthen its development of advanced treatment and sewage reduction technologies. In waste treatment, expanding into new business areas – including PCB and dioxin treatment, soil decontamination, PVC recycling, and biomass utilization – will enable Kobelco Eco-Solutions' comprehensive environmental business to further grow.

Profile of the New Company

Name: Kobelco Eco-Solutions Co., Ltd.
Head office: Kobe, Hyogo Prefecture, Japan
Paid-in Capital: 6 billion yen
President: Yasuaki Hirata (Current president of Shinko Pantec)
Employees: Approximately 800

Business Plans for the New Company

Vision

* A business based on water treatment and waste treatment technologies that contributes to creating a recycling society
* A stable and highly profitable business that forms the core of Kobe Steel's environmental solutions business

Strategic Business Areas

1. Water supply and sewage systems, leachate treatment, pure and ultrapure water generation, industrial and wastewater treatments
2. Waste treatment (municipal solid waste incineration, recycling)
3. New businesses (soil decontamination, PVC recycling, PCB treatment, biomass utilization, other new businesses)

Numerical Goals (in billions of yen)

Non-consolidated	Fiscal 2002	Fiscal 2003	Goal (in 5 years)
Sales	23.9	47.0	80.0
Ordinary income (loss)	(1.2)	1.0	6.0

Consolidated	Fiscal 2002	Fiscal 2003	Goal (in 5 years)
Sales	27.4	51.0	100.0
Ordinary income (loss)	(1.2)	1.0	8.0

(Figures in parentheses denote losses.)

* The fiscal 2003 forecast consists of Kobe Steel's environmental sales in the second half of fiscal 2003 and the full-year forecast for Shinko Pantec.
* In five years, sales from new businesses are expected to make up roughly 15% of total consolidated sales.

Media Contact:

Gary I. Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
E-mail www-admin@kobelco.co.jp
Web site: www.kobelco.co.jp/index_e_wi.htm

Investor Relations:

Tel +81 (0)3 5739-6043